UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                                 UTIX GROUP, INC.
                           ------------------------------
                                  Name of Issuer

                           Common Stock, $.001 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                    918032103
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                            Asst. Secretary and Counsel
                            The InterGroup Corporation
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 February 11, 2005
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 918032103                                                  Page 2
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1.   Name of Reporting Person                     Tax Identification Number

     The InterGroup Corporation                         13-3293645
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only
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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Delaware
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Number of                                 7.   Sole Voting Power
Shares                                         0
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           2,599,035
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           0
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               2,599,035
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,599,035 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     6.4% (See beneficial ownership limitations discussed in Items 4 and 5.)
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14.  Type of Reporting Person

     CO
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CUSIP No. 918032103                                                  Page 3
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [x]
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3.   SEC Use Only

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4.   Source of Funds

     PF
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     U.S.
-----------------------------------------------------------------------------
Number of                                 7.   Sole Voting Power
Shares                                         4,699,036
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each                                           2,599,035
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           4,699,036
                                          -----------------------------------
                                          10.  Shared Dispositive Power
                                               2,599,035
-----------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,298,071 Shares of Common Stock
-----------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row 11

     9.99% (See beneficial ownership limitations discussed in Items 4 and 5.)
-----------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
-----------------------------------------------------------------------------

                            SCHEDULE 13D
                    OF THE INTERGROUP CORPORATION
                         AND JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                           UTIX GROUP, INC.


          This Schedule 13D is being filed by The InterGroup Corporation, a Delaware Corporation ("InterGroup"), and John V. Winfield, the Chairman, President and Chief Executive Officer of InterGroup.

Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the "Common Stock"), of Utix Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 170 Cambridge Street, Burlington, MA 01803-2933.

Item 2.   Identity and Background
          -----------------------

          InterGroup is a Delaware corporation with its principal place of business at 820 Moraga Drive, Los Angeles, California 90049. InterGroup is a public company whose securities are registered under Section 12(g) of the Exchange Act. The principal business of InterGroup is to own and operate multi-family residential property and other real estate. Attached hereto as Appendix A is a schedule setting forth the executive officers and directors of InterGroup. None of the named executive officers or directors was subject to any of the proceedings requiring disclosure under sections (d) or (e) of this Item.

          John V. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of InterGroup. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections
(d) and (e) of this Item.  Mr. Winfield is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          InterGroup used working capital as its source of funds to purchase the shares of Common Stock and other securities discussed herein. Mr. Winfield used personal funds to purchase the shares of Common Stock and other securities reported herein.


Item 4.   Purposes of Transactions.
          ------------------------

          Effective February 11, 2005, InterGroup and Mr. Winfield purchased a total of 2,323,071 shares of Common Stock from a former director of Issuer at a purchase price of $.40 per share in a private transaction pursuant to a

Stock Purchase Agreement. Of that amount, 1,161,535 shares were purchase by InterGroup for an aggregate purchase price of $464,614 and 1,161,536 shares were purchased by Mr. Winfield for an aggregate purchase price of $464,614.40. A copy of the Stock Purchase Agreement was filed as Exhibit 4.19 to Issuer's Registration Statement on Form SB-2 which was filed with the Commission on February 11, 2005 and is incorporated herein by reference to that Form SB-2.

          Effective February 11, 2005, InterGroup and Mr. Winfield purchased from Issuer, for $500,000 each, Issuer's unsecured 5% Promissory Notes (the "Notes") pursuant to a Securities Purchase Agreement with Issuer. The Notes are due and payable in full in February 2008 and are convertible, at $0.40 per share, into a total of 2,875,000 shares of the Common Stock of Issuer, subject to certain limitations. Pursuant to the terms of the Notes, InterGroup and Mr. Winfield would not be entitled to convert their Notes into that number of shares of Common Stock which would result in their combined beneficial ownership being no more than 9.99% of the outstanding shares of the Common Stock of Issuer following that conversion. A copy of the Securities Purchase Agreement and the form of Notes issued to InterGroup and Mr. Winfield were filed as Exhibits 4.16 and 4.17, respectively, to Issuer's Registration Statement on Form SB-2 which was filed with the Commission on February 11, 2005 and are incorporated herein by reference to that Form SB-2.

          Effective February 11, 2005, Mr. Winfield and Issuer entered into an Advisory Agreement for Mr. Winfield to provide certain advisory and consulting services to Issuer as an independent contractor on a non-exclusive basis. The term of the Agreement is for one year and may be extended for additional one year periods subject to the mutual agreement of the parties. A copy of the Advisory Agreement was filed as Exhibit 1.5 to Issuer's Registration Statement on Form SB-2 which was filed with the Commission on February 11, 2005 and is incorporated herein by reference to that Form SB-2. As compensation for his advisory services, Mr. Winfield will receive from Issuer:

          (a) Stock options to purchase 100,000 shares of Common Stock of Issuer which shall: (i) vest at the end of one year; (ii) have a term of three years from the date of issuance, and (iii) have an exercise price of $0.55 per share; and

          (b) Warrants to purchase 2,000,000 shares of Common Stock of Issuer which shall: (i) have a term of one year from the effective date of the registration statement required to be filed by the Company on or before February 11, 2005, and (ii) have an exercise price of $0.55 per share, and
(iii) shall otherwise be subject to the terms of the Common Stock Purchase Warrant a copy of which was filed as Exhibit 4.18 to Issuer's Registration Statement on Form SB-2 which was filed with the Commission on February 11, 2005 and is incorporated herein by reference to that Form SB-2. Pursuant to the terms of the Warrant, Mr. Winfield's exercise the Warrant is limited, to the extent necessary, so that the number of shares of Common Stock that may be acquired upon exercise would not result in InterGroup's and Mr. Winfield's combined beneficial ownership being more than 9.99% of the outstanding shares of the Common Stock of Issuer following such exercise.

          InterGroup and Mr. Winfield have acquired the securities of Issuer for investment purposes. Although neither InterGroup nor Mr. Winfield have any present intention to do so, InterGroup or Mr. Winfield may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, InterGroup or Mr. Winfield may decide at any time to sell all or part of their holdings of the Issuer's securities in one or more public or private transactions.

          Except as set forth in this Schedule 13D, InterGroup and John V. Winfield do not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) InterGroup, as of February 11, 2005 may be deemed to beneficially own, for purposes of this Section 13(d) of the Exchange Act: (i) 1,161,535 shares of the Common Stock, which represents approximately 2.97% of the outstanding Common stock of Issuer; and (ii) 1,437,500 shares of Common Stock which it can acquire through the conversion of its Note, subject to the limitations discussed in Item 4.

          John V. Winfield, as of February 11, 2005 may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act: (i) 1,161,536 shares of the Common Stock, which represents approximately 2.97% of the outstanding Common stock of Issuer; and (ii) 1,437,500 shares of Common Stock which he can acquire through the conversion of his Note, subject to the limitations discussed in Item 4; (iii) 100,000 shares of Common Stock which may be acquired through the exercise of the Stock Options; and (iv) 2,000,0000 shares of Common Stock which may be acquired by the exercise of his Warrant, subject to the limitations discussed in Item 4.

Mr. Winfield has the sole voting and disposition power over the shares of Common Stock owned by him. Mr. Winfield is also the Chairman, President and Chief Executive Officer of InterGroup. In those capacities, Mr. Winfield can be deemed to have shared power with InterGroup to direct the voting and disposition of the Common Shares owned by InterGroup. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d), the Common Stock owned by InterGroup, he would currently own approximately 5.94% of the Common Stock of Issuer and have the right to acquire additional of shares of Common Stock through the conversion of the Notes and the exercise of his Options and the Warrant to increase his aggregate beneficial ownership of Issuer to 9.99% of Issuer's outstanding Common Stock after the conversion of the notes or exercise of the Options or the Warrant.

          The above percentages were determined based on the Issuer's representations in its Registration Statement on Form SB-2, which was filed with the Securities and Exchange Commission on February 11, 2005, that it had 39,166,167 shares of Common Stock outstanding as of that date.

          (b) As the Chairman, President, Chief Executive Officer and controlling shareholder of InterGroup, John V. Winfield shares the voting power and disposition power with respect to the Common Stock owned by InterGroup.

          (c) Other than the transactions discussed in Item 4 herein, InterGroup and Mr. Winfield had no other transactions effected in the Common Stock of Issuer within the past sixty (60) days.

          (d) No person other than InterGroup, with respect to its shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by each.

          (e)  Inapplicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None other than as discussed in Item 4 herein.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         To the extent required to be filed as exhibits, all agreements and materials discussed in Item 4 herein were previously filed with the Commission by Issuer on February 11, 2005, as Exhibits to its Registration Statement on Form SB-2 and are incorporated by reference to that Form SB-2.



                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2005              THE INTERGROUP CORPORATION
       ------------------
                                   By: /s/ John V. Winfield
                                       ------------------------------------
                                       John V. Winfield
                                       Chairman, President
                                       and Chief Executive Officer


Dated: February 22, 2005               /s/ John V. Winfield
       ------------------              ---------------------------
                                           John V. Winfield

                                APPENDIX A

                         THE INTERGROUP CORPORATION
                       Executive Officers and Directors*



John V. Winfield   -  Chairman of the Board, President and Chief Executive
                      Officer, The InterGroup Corporation.
                      Citizenship: United States

William J. Nance   -  Director. Principal Occupation: Certified Public
                      Accountant ("CPA") and Consultant.
                      Citizenship: United States

Gary N. Jacobs     -  Secretary and Director. Principal Occupation: Executive
                      Vice President, Secretary and General Counsel MGM
                      Mirage.
                      Citizenship: United States

John C. Love       -  Director. Principal Occupation: CPA, Independent
                      consultant to the hospitality and tourism industries;
                      real estate broker.
                      Citizenship: United States

Joseph A. Grunwald -  Vice Chairman of the Board.  Principal Occupation:
                      Industrial, commercial and residential real estate developer.
                      Citizenship: Belgium

Mildred Bond       -  Director.  Principal Occupation: Private consultant to
   Roxborough         the NAACP.
                      Citizenship: United States

David C. Gonzalez  -  Vice President Real Estate, The InterGroup Corporation.
                      Citizenship: United States

David T. Nguyen    -  Treasurer and Controller, The InterGroup Corporation.
                      Citizenship: United States.

Michael G. Zybala  -  Assistant Secretary and Counsel.
                      Citizenship: United States

* Business Address: The business address for all executive officers and directors is c/o The InterGroup Corporation, 820 Moraga Drive, Los Angeles, California 90049